File No. 70-9749


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

            FORM U-1/A POST-EFFECTIVE AMENDMENT NO. 2
                   APPLICATION OR DECLARATION
                            under the
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       Entergy Corporation
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

(Names of company filing this statement and address of principal executive offices)

      _____________________________________________________


                       Entergy Corporation

(Name of top registered holding company parent of each applicant or declarant)

     _______________________________________________________


                        Steven C. McNeal
                  Vice President and Treasurer
                       Entergy Corporation
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

             (Name and address of agent for service)

    ________________________________________________________


The Commission is requested to mail copies of all orders, notices and other communications to:

Frederick F. Nugent, Esq.              William T. Baker, Jr.,   Esq
Vice President and General Counsel     Thelen Reid & Priest LLP
Entergy Power Group                    40 W. 57th Street, 25th Floor
20 Greenway Plaza                      New York, New York 10019
Suite 1025                             (212) 603-2106
Houston, TX   77046                    (212) 603-2001 (fax)
(832) 681-3306
(832) 681-3204 (fax)

John M. Adams, Jr.                     Denise C. Redmann, Esq.
Associate General Counsel              Assistant General Counsel
 Corporate and Securities              Corporate and Securities
Entergy Services, Inc.                 Entergy Services, Inc.
639 Loyola Avenue                      639 Loyola Avenue
New Orleans, LA  70113                 New Orleans, LA  70113
(504) 576-2095                         (504) 576-2272
(504) 576-4150 (fax)                   (504) 576-4150 (fax)

This Application/Declaration is amended to include the following:

Item 1.   Description of Proposed Transaction.

     1.1 Introduction.

     This Application/Declaration seeks authorization and approval of the Commission with respect to the ongoing financing activities of Entergy Corporation ("Entergy").

     1.2 Description of Entergy Corporation and its Subsidiaries and Existing Authority.

     Entergy, a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), previously obtained authority from the Commission pursuant to an order dated April 3, 2001 (Holding Co. Act Release No. 35-27371) (the "2001 Order"), to issue and sell through June 30, 2004 short-term debt in the form of notes to banks or commercial paper ("Short-term Debt") that in the aggregate will not exceed an outstanding principal amount of $1.5 billion.

     1.3  Summary of Requested Approvals.

      Entergy requests additional approval in respect of its program of external financing and other related proposals for the period through June 30, 2004 ("Authorization Period"), as follows:

     (i) Entergy requests authority to issue and sell from time to time additional unsecured short term indebtedness having maturities of 364 days or less ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2 billion (such request to increase the aggregate principal amount at any time outstanding from $1.5 billion under the 2001 Order to $2 billion); and

     (ii) Entergy represents that it will not issue any security authorized in this matter if, as a consequence of such issuance, the common equity component of the capital structure of Entergy (on a consolidated basis and separately, on a stand-alone basis) would comprise less than 30% of its total consolidated capitalization (based upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K).

     1.4  Use of Proceeds.

     The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Entergy and its Subsidiaries, (ii) the repayment, redemption, refunding or purchase by Entergy of any of its securities pursuant to Rule 42, and (iii) financing working capital requirements of Entergy and its Subsidiaries.

     Entergy represents that no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. Entergy states that the aggregate amount of proceeds of financing approved by the Commission in this proceeding which are used to fund investments in EWGs and FUCOs will not, when added to Entergy's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 100% of Entergy's "consolidated retained earnings" (also as defined in Rule 53). Further, Entergy represents that proceeds of financing to fund investments in Rule 58 Companies will be subject to the applicable limitations of that rule. Lastly, Entergy represents that it will not seek to recover through higher rates of any of the Entergy Operating Companies losses attributable to any operations of its Nonutility Companies.

     1.5  Description of Proposed Financing Program.

     Entergy requests authority to issue and sell from time to time during the Authorization Period Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $2 billion with Entergy's issuance of Long-term Debt and Short-term Debt subject to Entergy's commitment that it will not issue pursuant to such authority if, as a consequence of such issuance, the common equity component of its capital structure (on a consolidated basis and separately, on a stand-alone basis) would comprise less than 30% of its total consolidated capitalization (based upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K).

     Entergy proposes to issue and sell from time to time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $2 billion in any combination of notes to banks and commercial paper. The effective cost of money on Short-term Debt authorized in this proceeding will not exceed the greater of (a) 500 basis points over LIBOR for the relevant interest rate period, and (b) rates that are consistent with similar loans of comparable maturities to companies of comparable credit quality.

     Specifically, Entergy may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Entergy will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that Entergy's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations. In connection with the sale of such commercial paper, Entergy may obtain letters of credit from one or more banks in support of such commercial paper obligations.

     Entergy also proposes to increase its currently established bank lines and establish additional bank lines as necessary to have bank lines in an aggregate principal amount not to exceed the proposed aggregate Short-term Debt limitation. Loans under these lines (which terminate no later than three years from the establishment of the facility) will have maturities not more than 364 days from the date of each borrowing. Entergy may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

     1.8 Certificates of Notification.

     Pursuant to the 2001 Order, Entergy will continue to file certificates of notification within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter containing the information required by the 2001 Order.

Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses, including underwriting fees, arrangement fees and up-front fees, incurred or to be incurred in connection with the transactions proposed herein will not exceed 5% of the commitments of the lenders in the case of Short-term Debt.

Item 3.  Applicable Statutory Provisions.

     3.1  General.

     Sections 6(a) and 7 of the Act are applicable to the issuance and sale of Short-term Debt by Entergy.

     3.2  Compliance with Rules 53 and 54.

     Entergy states that for purposes of Rule 53(a)(1) its "aggregate investment" in EWGs and FUCOs was approximately $1.80 billion, representing approximately 49.87% of Entergy's consolidated retained earnings, as of June 30, 2002. Furthermore, Entergy has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of Entergy's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the circumstances set forth in Rule 53(b)(1), (b)(2) and (b)(3), under which the provisions of Rule 53 would not be available, have occurred.

Item 4.  Regulatory Approval.

     No state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application/Declaration.

Item 5.  Procedure.

     Entergy requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Entergy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.  Exhibits and Financial Statements.

     A.  Exhibits.

      B-1  Copy of the Middle South       See Exhibit D-1 to Form
           Utilities, Inc. and            U5S of Entergy for the
           Subsidiary Companies           year ended December 31,
           Intercompany Income Tax        1987.
           Allocation Agreement,
           dated April 28, 1988.

      B-2  Copy of First Amendment        See Exhibit D-2 to Form
           to the Middle South            U5S of Entergy for the
           Utilities, Inc. and            year ended December 31,
           Subsidiary Companies           1989.
           Intercompany Income Tax
           Allocation Agreement,
           dated January 1, 1990.

      B-3  Copy of Second Amendment       See Exhibit D-3 to Form
           to the Entergy                 U5S of Entergy for the
           Corporation and                year ended December 31,
           Subsidiary Companies           1992.
           Intercompany Income Tax
           Allocation Agreement,
           dated January 1, 1992.

      B-4  Copy of Third Amendment        See Exhibit D-3(a) to
           to the Entergy                 Form U5S for the year
           Corporation and                ended December 31,
           Subsidiary Companies           1993.
           Intercompany Income Tax
           Allocation Agreement,
           dated January 1, 1994.

      B-5  Copy of Fourth Amendment       See Exhibit D-5 to Form
           to the Entergy                 U5S of Entergy for the
           Corporation and                year ended December 31,
           Subsidiary Companies           1996.
           Intercompany
           Income Tax Allocation
           Agreement.

       H   Proposed Form of Federal       Previously filed.
           Register Notice.



     B.  Financial Statements.

     FS-1  Entergy Consolidated           See Annual Report of
           Statement of Income for        Entergy on Form 10-K
           the year ended December        for the year ended
           31, 2001                       December 31, 2001 in
                                          File No. 1-11299.

     FS-2  Entergy Consolidated           See Annual Report of
           Balance Sheet as of            Entergy on Form 10-K
           December 31, 2001              for the year ended
                                          December 31, 2001 in
                                          File No. 1-11299.

     FS-3  Quarterly Cash Flow            Previously filed
           Estimates of Entergy           pursuant to Rule 104 of
           Consolidated through           the Act.
           fiscal year ending
           December 31, 2002

     FS-4  Annual Cash Flow               Filed pursuant to Rule
           Estimates of Entergy           104 of the Act.
           Consolidated for fiscal
           years ending December
           31, 2004


Item 7.  Information as to Environmental Effects.

     None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of Entergy that will have an impact on the environment. Entergy is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                           Entergy Corporation


                           By:   /s/ Steven C. McNeal
                           Name:  Steven C. McNeal
                           Title: Vice President and Treasurer



Date: November 27, 2002